METAL STORM LIMITED
A.C.N. 064 270 006

BRISBANE, AUSTRALIA - 27 August 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX)

Metal Storm Limited (Metal Storm) was made aware in early August 2004 of market speculation that a member of Mr Mike O’Dwyer’s family, specifically his mother Mrs Betty Walton, might have been the seller of a parcel of shares at that time. Mr O’Dwyer is a major shareholder and director of Metal Storm. The subject of the market speculation was a single line of 6,043,500 shares traded in early August.

On 5 August 2004 Metal Storm informed the market that Mr O’Dwyer had advised the company that neither he nor any member of his immediate family had sold or traded any of the securities involved.

On 13 August 2004 Metal Storm received an Australian Stock Exchange query relating to a decrease in the trading price of the company’s securities and an increase in the volume of trading. Metal Storm responded to that query on 13 August 2004 and reaffirmed that neither Mr Mike O’Dwyer, nor any member of his immediate family, including his mother Mrs Betty Walton, had traded the securities in question. Metal Storm also released to the market a listing of its 20 Largest Holders of ASX Quoted Equity Securities as of 12 August 2004 which clearly demonstrated this fact.

Metal Storm provides the following underlying information.

The stockbroker that dealt with the share trade that was the subject of the market speculation has advised Metal Storm that the transaction resulted from them forming the understanding that a sell order had been placed with them for shares in Metal Storm owned by Mrs Walton.

In late July 2004 Mr Mike O’Dwyer consulted the company’s Chairman regarding a possible sale of shares by his mother to meet her personal circumstances at some time in the near future. Exploratory discussions were subsequently held with the stockbroker in early August 2004 but no sell order was ever given. The misunderstanding appears to have come from these exploratory discussions.

The Company has communication protocols in place to ensure that parties such as Mrs Walton receive no information from the company or its officers, except that which is generally available. Metal Storm’s corporate governance process requires the Metal Storm Chairman to review all sales in the company’s securities by parties associated with the company before they proceed and an understanding exists that this process will be complied with prior to Mrs Walton’s shares being traded.